Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

March 6, 2014

Market-Linked Investments
Monthly Guidebook
March 2014

Investment products provided:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

  Please see the final page for important information.

MERRILL LYNCH MARKET-LINKED INVESTMENTS

Market-Linked Investments are unsecured debt obligations of an issuing company that are different from conventional bonds. The return and value of Market-Linked Investments are based on the performance of one or more underlying market measures. These market measures may include equities or equity indices, commodities or commodity indices, currencies and interest rates. Market-Linked Investments are designed to meet specific investment objectives.

This Market-Linked Investments Monthly Guidebook describes certain preliminary terms of the Market-Linked Investments – as well as those of certain other notes, which are not Market-Linked Investments - offered during the month. It is not a preliminary prospectus and does not contain all of the material terms of, or risks related to, the Market-Linked Investments and other notes offered. You should read the preliminary term sheet for the specific Market-Linked Investment and the accompanying product supplement, prospectus supplement and prospectus and, in the case of the other notes, the preliminary term sheet and the accompanying prospectus supplement and prospectus (collectively referred to as the “preliminary offering documents”) before investing.

The following pages contain hyperlinks to the preliminary offering documents for the Market-Linked Investments and other notes that we are offering this month. You may also find copies of all the preliminary offering documents for this month’s offerings at: http://wealthmanagement.ml.com/publish/mkt/prospectus/prospectus.htm

FACTORS TO CONSIDER WHEN PURCHASING MARKET-LINKED INVESTMENTS

Market-Linked Investments (“MLIs”) may not be suitable for all investors. MLIs differ in terms of complexity and have different payout characteristics, risks and rewards. You should understand the characteristics, risks and rewards of each MLI as well as those of the linked market measure (i.e. equity, commodity, currency, interest rates) before making a decision to invest. Prior to investing, you should carefully read the related preliminary offering documents, which contain a detailed explanation of the terms of the specific offering as well as the risks, tax treatment and other relevant information about the investment and the applicable issuer. Additionally, you should consult your investment, accounting, legal and tax advisors before investing.

Risk considerations

—	Depending on the terms of the MLI and the performance of the linked market measure, you can lose some or all of your principal investment.

—	Unlike conventional fixed or floating rate bonds, MLIs generally do not provide interest or coupon payments. Some MLIs may also cap or limit the upside participation in the linked market measure.

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Your return on the MLI may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity. Also, your return, if any, may be less than a comparable investment directly in the linked market measure.

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Any payments due on MLIs, including Market Downside Protected MLIs, are subject to the credit risk of the applicable issuer. If the issuer goes bankrupt or is unable to make payments on its obligations, you could lose all of your investment. You should not invest in the MLI if you are not willing to assume the credit risk of the applicable issuer.

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The price at which you may be able to sell your MLI prior to maturity in the secondary market may be lower than the price you paid for it, due to a number of factors, including changes in the linked market measure’s performance, the creditworthiness of the issuer and the initial costs of developing, hedging and distributing the MLIs.

—	You may not be able to sell your MLIs in the secondary market, and the issuer or Merrill Lynch is not obligated to purchase them from you.

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The issuers, the selling agents, and their respective affiliates, may engage in business, hedging, and trading activities in the notes and the linked market measure, which may affect the market value and return of the notes and may create conflicts of interest with you. Additionally, there may be potential conflicts of interest involving the calculation agent for the notes.

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The U.S. federal income tax treatment for Market-Linked Investments will depend upon a variety of factors, including the structure of the specific investment and can be uncertain. You should consult your tax advisor before investing in the notes.

WHERE YOU CAN OBTAIN MORE INFORMATION

Each issuer has filed a registration statement (each of which includes a prospectus) with the Securities and Exchange Commission (SEC) for its Market-Linked Investments and other notes that are described in this Monthly Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the applicable issuer has filed with the SEC for more complete information about that issuer and any offering described in this Monthly Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-500-5408. Each of these issuers faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in their securities.

—	For registered offerings of Bank of America Corporation: Bank of America Corporation’s Central Index Key, or CIK, on the SEC website is 70858.

—	For registered offerings of HSBC USA Inc.: HSBC USA Inc.’s CIK on the SEC website is 83246.

—	For registered offerings of Barclays Bank PLC: Barclays Bank PLC’s CIK on the SEC website is 312070.

—	For registered offerings of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation): Swedish Export Credit Corporation’s CIK on the SEC website is 352960.

—	For registered offerings of Royal Bank of Canada: Royal Bank of Canada’s CIK on the SEC website is 1000275.

—	For registered offerings of Credit Suisse: Credit Suisse’s CIK on the SEC website is 1053092.

—	For registered offerings of Deutsche Bank AG: Deutsche Bank AG’s CIK on the SEC website is 1159508.

IMPORTANT NOTICE:

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If you received this document by e-mail, you may view a copy of the relevant preliminary offering document by clicking on the preliminary offering document hyperlink related to the specific Market-Linked Investment or other note on each of the following pages.

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If you received this document in hard copy, please call your Financial Advisor or call toll-free 1-866-500-5408, who will arrange to deliver copies of the relevant preliminary offering document to you.

STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Strategic Accelerated Redemption Securities® Linked to the American Depositary Receipts of Petroleo Brasileiro S.A.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week, if not called on the first or second Observation Dates
Market Measure	American Depositary Receipts of Petroleo Brasileiro S.A. (NYSE symbol: “PBR”)
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the starting value
Observation Level	The Closing Market Price of the Market Measure on any Observation Date
Observation Dates	Approximately six, nine and twelve months after the pricing date
Call Premium

In the event of an automatic call, the amount payable per unit will be:

—   [$10.850 to $11.050] if called on the first Observation Date

—   [$11.275 to $11.575] if called on the second Observation Date

—   [$11.700 to $12.100] if called on the final Observation Date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure beyond a 5% decline, with up to 95% of your principal at risk
Threshold Value	95% of the starting value of the Market Measure
Investment Considerations	This investment is designed for investors who anticipate that the Observation Level on any of the Observation Dates will be equal to or greater than the starting value and, in that case, accept an early exit from the investment, and are willing to accept that their return on their investment, if any, will be capped at the Call Premium, take downside risk below the Threshold Value and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000119312514077667/d687853dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

—	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.

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Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays. If Barclays becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

—	Your investment return, if any, is limited to the applicable Call Premium and may be less than a comparable investment directly in the Market Measure.

—	The initial estimated value of the notes on the pricing date will be less than their public offering price.

—	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

—	You will have no rights of a holder of the Market Measure, and you will not be entitled to receive any shares of the Market Measure or dividends or other distributions by the Underlying Company.

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The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.

—	Exchange rate movements and/or adverse market conditions in Brazil may negatively impact the value of the Market Measure.

—	The Redemption Amount will not be adjusted for all corporate events that could affect the Market Measure.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to the MSCI EAFE® Index
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	MSCI EAFE® Index (Bloomberg symbol: “MXEA”)
Payout Profile at Maturity	— 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value — 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.00 - $11.40] per unit, a [10% - 14%] return over the principal amount, to be determined on the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000119312514075956/d683646dfwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

—	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

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Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays. If Barclays becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

—	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.

—	The initial estimated value of the notes on the pricing date will be less than their public offering price.

—	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

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You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

—	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

NOTICES AND DISCLAIMERS

This document contains references to trademarks of index publishers, which have been licensed or sub-licensed for use for certain purposes by Bank of America Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, HSBC USA Inc., Credit Suisse, Deutsche Bank AG, Royal Bank of Canada and Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), in each case, as more specifically disclosed in the relevant preliminary offering document referred to herein. The Market-Linked Investments referred to in this document are not sponsored, endorsed, sold or promoted by the publishers of any of the indices referred to in this document, and none of the index publishers make any representation or warranty, expressed or implied, as to an investment in any of the Market-Linked Investments. The index publishers have no responsibility or liability in connection with the administration, marketing or trading of the Market-Linked Investments. Please refer to the relevant preliminary offering documents for more complete information on the index publishers and the relevant licensing agreements. The Market-Linked Investments and other notes described in this Monthly Guidebook have not been approved for public sale in any jurisdiction outside of the United States. As such, all of the Market-Linked Investments and other notes are made available to investors outside of the United States only in accordance with applicable private offering rules.

ARNs®, Accelerated Return Notes®, LIRNs®, Leveraged Index Return Notes®, MITTS®, Market Index Target-Term Securities®, STEPS®, STEP Income Securities®, Strategic Return Notes® and Strategic Accelerated Redemption Securities®, Bull Symbol®, Merrill Lynch®, SRN®, are trademarks of Bank of America Corporation

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer, member SIPC and other subsidiaries of Bank of America Corporation.

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